February 22, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Babette Cooper

Re:	Centra Financial Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009 (“2009 Form 10-K”)
Form 10-Q for the Fiscal Quarter Ended March 31, 2010 (“March 2010 Form 10-Q”)
Form 10-Q for the Fiscal Quarter Ended June 30, 2010 (“June 2010 Form 10-Q”)
Form 10-Q for the Fiscal Quarter Ended September 30, 2010 (“September 2010 Form 10-Q”)
File No. 000-49699

Dear Ms. Cooper:

We are in receipt of the letter, dated February 8, 2011, to Darren K Williams, Chief Financial Officer of Centra, from the staff (the “Staff”) of the Securities and Exchange Commission, regarding our 2009 Form 10-K, March 2010 Form 10-Q, June 2010 Form 10-Q, and September 2010 Form 10-Q. We appreciate the Staff’s careful review of our filings. We will continue our discussions and revise future filings to specifically discuss how changes in trends in our credit experience in 2010 and in the overall credit environment are factored into changes in our general reserve.

Sincerely,

Darren K Williams
Vice President and Chief Financial Officer